Reaves Utility Income Fund
1290 Broadway
Suite 1100
Denver CO 80203

July 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Sheila Stout

RE:	Reaves Utility Income Fund (the “Issuer” or the “Trust”)
Investment Company Act File No. 811-21432

Dear Ms. Stout:

I am writing in response to your comments to the Form N-CSR filed by the Issuer with the Securities and Exchange Commission (“SEC”) on January 9, 2015 (the “Filing”). In a telephone communication on June 24, 2015, with me, Ms. Jill Kerschen, Treasurer of the Trust, Mr. Alex Marks, Senior Paralegal at ALPS Fund Services, Inc. (“ALPS”), administrator to the Trust, Mr. Mark Sparrow, Assistant Vice President, Senior Manager of Financial Reporting at ALPS, and Mr. Cory Gossard, Chief Compliance Officer of the Trust, you noted the following with respect to the Filing:

1.	Comment: With respect to Footnote 4 of the Issuer’s Schedule of Investments on page 10 of the Trust’s Filing, you noted that any unfunded commitments held at the Issuer’s fiscal year end must be disclosed separately, and that pursuant to procedures disclosed of an Expert Panel from 2006, the Issuer must 1) identify the unfunded commitment, 2) the amount of the specific unfunded commitment(s), 3) if any unfunded commitment has been fair valued, and 4) if any of the fair valuation had an effect on the net asset value of the Trust. Please also confirm the Issuer will have liquid or segregated assets to cover any unfunded commitments.

Response: The Schedule of Investments on page 10 currently discloses in Footnote 4 the total unfunded commitment amount and is attached to a single position in the SOI, which we believe identifies the specific asset to which the unfunded commitment relates. Going forward, the Issuer will include in that Footnote, in addition to the related security, the unfunded commitment is also fair valued by management and if any of the fair valuation had an effect on the net asset value of the Trust.

In addition, based on your statement regarding the Staff’s views on asset coverage requirements for unfunded commitments, on a going forward basis the Issuer intends to segregate or set aside liquid assets sufficient to “cover” the unfunded commitment.

2.	Comment: You noted that pursuant to Regulation S-X, under the Issuer’s Statements of Assets and Liabilities, there must be contingencies placeholder for commitments and followed by a parenthetical reference to the notes to the financial statements.

Response: The Issuer will include a contingencies placeholder for commitments and followed by a parenthetical reference to the notes to the financial statements going forward.

3.	Comment: You noted that under the Issuer’s Financial Highlights on page 16 of the Filing, the Issuer must only disclose required expense ratios as required under Regulation S-X, and you further noted that if the Issuer wishes to disclose multiple expense ratios, the Issuer must prominently disclose any required expense ratios first and then disclose any additional expense ratios either: 1) in a footnote to the Financial Highlights, or 2) secondary to the required expense ratio. You also noted that this was previously issued comment.

Response: The Issuer will only disclose the required expense ratio on the face of the financial statements and then disclose any additional expense ratios secondary to the required expense ratio going forward.

4.	Comment: You noted that in the footnotes to the Financial Highlights on page 18 of the Filing, all references and disclosures to preferred shares must be removed. You also noted that this was previously issued comment.

Response: The Issuer will remove all references and disclosures to preferred shares going forward.

5.	Comment: You noted that the under the Notes to Financial Statements, that regarding any Level 3 valuations and corresponding disclosure, the Issuer must disclose 1) the required disclosure around the sensitivity of any unobservable inputs, 2) the technique used for any Level 3 valuations, 3) the reconciliation used for such level 3 valuations, and 4) any transfers involving Level 3 standards and whether the Issues believe the current disclosures meets the intent and qualitative aspect required of the standard. Further, you requested that the Issuer confirm any Level 3 securities disclosed are not material.

Response: Page 20 of the Filing discloses the technique used to value the Level 3 position as follows: “As of October 31, 2014, the Issuer applied a cost approach to value its Level 3 investment, with a 15% liquidity discount.” The liquidity discount used is a standard practice for restricted investments due to the lack of marketability. The Issuer concludes that any discussion of sensitivity related to this input would not provide meaningful information to the shareholders as a change in this discount applied would be immaterial to the Issuer due to the investment representing less than 0.5% of Net Assets, and therefore does not feel the need to revise the disclosure. Page 21 of the Filing includes a table reconciling changes in the value of Level 3 assets from the beginning of the period to the end of the period; this includes transfers involving Level 3 investments. The Issuer believes that the disclosures as included in the Filing meet intent and qualitative aspects as required by the standard, and therefore does not feel the need to revise the disclosure.

6.	Comment: You noted that the Staff interprets statements under Note 4 titled “Borrowings” in the Notes to Financial Statements to mean that the Issuer considers any borrowings to be senior securities, and you request the Issuer confirm this statement and if so, to please have the Issuer explain its statement and reasoning. You also noted that this was previously issued comment.

Response: The Issuer considers bank borrowings to be senior securities subject to the 300% asset coverage; however, the Issuer does not consider lent securities to be senior securities such that they would be subject to the 300% asset coverage requirement.

The Issuer acknowledges that in connection with the comments made by the staff of the SEC, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Issuer and its management are solely responsible for the content of such disclosure; The Issuer further acknowledges that the staff's comments and changes in disclosure in response to the staff's comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and the Issuer represents that neither the Issuer nor its management will assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

The Issuer will incorporate all applicable updates to the next shareholder report to be mailed to shareholders, which will be the October 31, 2015 Annual Report.

If you require any additional information concerning this or any other filing of the Issuer, please contact me at (720) 917-0997.

Regards,

Jennifer T. Welsh
Secretary

cc: Jeremy O. May, Chairman, Reaves Utility Income Fund